

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2023

Ryan Preblick
Chief Financial Officer
Indivior PLC
234 Bath Road, Slough, Berks, SL1 4EE
United Kingdom

      Re: Indivior PLC
          Amendment No. 2 to Draft Registration Statement on Form 20-F
          Submitted January 18, 2023
          CIK No. 0001625297

Dear Ryan Preblick:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 20-F submitted on January 18, 2023

Item 4.B. Business Overview
Long Term Pipeline, page 80

1.   We note your response to prior comment 15. Please revise the footnotes below the pipeline table to correspond to the product candidates shown in the table. For example, the first row lists AEF0117 but the corresponding footnote lists Addex Therapeutics. Additionally, please revise the heading "Brand/Product Name" so that it does not imply that your product candidates are likely to be approved.

2.   We note your response to prior comment 17, which we reissue in part. You continue to state on page 81 that the Phase 1 study of INDV-2000 demonstrated "good safety."

Please revise this statement and any similar statements that imply that your product candidates are safe as such determinations are made solely by the FDA and comparable foreign regulators.

<u>Cannabis Use Disorder, AEF0117 Synthetic CB1 Specific Signaling Inhibitor, page 81</u>

3.   We note your response to prior comment 14 and reference to your "double-digit" royalty obligation. In order to provide investors with material information concerning your agreement with Aelis Farma, please revise your disclosure to specify the royalty rate or range not to exceed ten percent (for example, "low-teen" or "high-teen").

We also note your response to prior comment 18, which we reissue. You state here that you are developing AEF0117 as part of a strategic collaboration with Aelis Farma. Disclose here the upfront payment and any other payments made to date. You also state that you are developing INDV-2000 in "partnership" with C4X Discovery and INDV-1000 in "partnership" with Addex Therapeutics. Disclose here the material terms of your agreements with C4X and Addex Therapeutics, including upfront payments and any other payments made to date, milestone payments segregated by development and commercial milestones, term and termination provisions. Please file the agreements with C4X and Addex Therapeutics as exhibits to your registration statement or tell us why you believe such filing is not required.

<u>Exhibits</u>

4.   Please file as exhibits the service agreements between the company and the executive directors or, alternatively, explain why such filing is not required. Please see Item 601(b)(10)(ii)(A) for guidance.

You may contact Eric Atallah at 202-551-3663 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Levitt, Esq.